FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Hastings Barry G.	2. Issuer Name and Ticker or Trading Symbol Northern Trust Corporation NTRS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) President and COO
(Last) (First) (Middle) Northern Trust Corporation 50 S La Salle St	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/02
(Street) Chicago, IL 60675		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	10/31/02		M		8508	A	$11.75
Common	10/31/02		M		5968	A	$16.75
Common	10/31/02		M		3532	A	$28.3125
Common	10/31/02		F		8488	D	$35.325	374587	I	By Trust
Common								12000(1)	I	By Trust
Common								2000(2)	I	By Trust
Common								1046(3)	I	By Trust
Common(4)								56000	D
Common								12500	D
Common								56126(5)	I	401(k)
Common								15276(6)	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Option(right to buy)(7)	$11.75	10/31/02		M			8508	09/19/97	09/19/05	Common Stock	8508			D
Common Stock Option(right to buy)(8)	$16.75	10/31/02		M			5968	9/17/98	9/17/06	Common Stock	5968			D
Common Stock Option(right to buy)(9)	$28.3125	10/31/02		M			3532	9/16/99	9/16/07	Common Stock	3532		807385	D
Common Stock Award(10)										Common Stock	68000		68000	D

Explanation of Responses:

(1) These shares are held in a trust for the benefit of the reporting person's mother. The reporting person is trustee of the trust. The reporting person disclaims beneficial ownership of all shares held by this trust.
(2) These shares are held for the benefit of the reporting person's mother-in-law. The reporting person's spouse has been trustee of the trust since November 1996. The reporting person disclaims beneficial ownership of all shares held by this trust.
(3) These shares are held in a trust for the benefit of the reporting person's wife, sister-in-law and brother-in-law. The reporting person's spouse is trustee of the trust. The reporting person disclaims beneficial ownership of all shares held by this trust.
(4) Represents Stock Units payable automatically in Stock on a 1-for-1 basis.
(5) as of 12/31/01
(6) as of 12/31/01
(7) w/tandem tax withholding right
(8) w/tandem tax withholding right
(9) w/tandem taxe withholding right
(10) w/tandem tax withholding right

By: /s/ Eileen C. Ratzka (POA) Barry G. Hastings **Signature of Reporting Person	11/01/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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